

Mail Stop 4720

June 30, 2009

Mr. John McKowen
President and Chief Accounting Officer
Navidec Financial Services, Inc.
2000 South Colorado Blvd., Suite 200
Denver, Colorado 80222

> **Re:** **Navidec Financial Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 14, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 14, 2009**
> **Form 8-K/A Filed 4/3/09**
> **File No. 0-51139**

Dear Mr. McKowen:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A Filed 4/3/09

1.   Tell us whether you intend to file restated periodic financial statements for both the year ended December 31, 2007 (i.e. in the form of an amended Form 10-K/A) and for the quarterly periods ended June 30, 2008 and September 30, 2008.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Notes to Consolidated Financial Statements

Note 4 – Investments

2.   In future filings, you should include a roll-forward of activity for other real estate owned. The roll-forward should include the beginning balance, additions, sales, impairments, gains or losses and the ending balance for each of the respective periods presented.   Further, MD&A should provide a discussion of the activity within other real estate owned as well. Show us what your proposed disclosure will look like.

Item 4. Controls and Procedures

3.   We note your disclosure in Item 4 that your management has concluded that disclosure controls and procedures are effective. Further, we note your disclosure in Item 4T that management has concluded that your internal controls over financial reporting were not effective due to material weaknesses in the system of internal control. Please reconcile these conclusions in your response or revise your financial statements accordingly.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3321 you have any questions regarding the above comments.

Sincerely,

David Irving
Reviewing Accountant